SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Period Ended
December 31, 2002

Commission File Number 1-5263
(The Lubrizol Corporation)


SEC MAIL PROCESSING
RECEIVED
JUN 23 2003
WASH., D.C.
188
SECTION

A. Full title and address of Plan:

The Lubrizol Corporation Employees'
Profit Sharing and Savings Plan
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a. Exhibit - Consent of Independent Auditors

b. Financial Statements

Independent Auditors' Report

Statement of Net Assets Available for Benefits as of December 31, 2002.

Statement of Net Assets Available for Benefits as of December 31, 2001.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001.

Notes to Financial Statements for the Years Ended December 31, 2002, and December 31, 2001.

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) December 31, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LUBRIZOL CORPORATION
EMPLOYEES' PROFIT SHARING
AND SAVINGS PLAN

Date: June 20, 2003

By: Leslie M. Reynolds
L. M. Reynolds

Title: Chairperson, Employee Benefits Administrative Committee

Certification of the Employee Benefits Administrative Committee of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan Pursuant to 18 U.S.C. Section 1350

I certify that, to the best of my knowledge and belief, the Annual Report on form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the period ending December 31, 2002:

(1) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan.

Leslie M. Reynolds
Leslie M. Reynolds
Chairperson, Employee Benefits Administrative Committee

EXHIBIT INDEX

INDEPENDENT AUDITORS' CONSENT

The Lubrizol Corporation:

We consent to the incorporation by reference in Registration Statement No. 33-61091 of The Lubrizol Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the year ended December 31, 2002.

Deloitte + Touche LLP

Cleveland, Ohio
June 19, 2003

The Lubrizol Corporation Employees' Profit Sharing and Savings Plan

Financial Statements for the
Years Ended December 31, 2002 and 2001,
Supplemental Schedules for the
Year Ended December 31, 2002 and
Independent Auditors' Report

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, Ohio 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Employee Benefits Administrative
Committee of The Lubrizol Corporation
Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the supplemental information. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

Deloitte
Touche
Tohmatsu

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
ASSETS:	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
Investments:					
At fair value:					
Lubrizol common stock	$ 5,322,037	$12,293,330	$46,760,557	$ -	$ 64,375,924
Investment funds	66,180,237			93,116,457	159,296,694
Other common stocks	29,707,640				29,707,640
Short-term investments	1,011,864	199	34,862	25,512	1,072,437
Participant loans				5,184,326	5,184,326
At contract value—guaranteed investment contracts and related funds				46,318,590	46,318,590
Total investments	102,221,778	12,293,529	46,795,419	144,644,885	305,955,611
Contribution receivable	4,321,763				4,321,763
Accrued income receivable	1,755,850	30	311	199,753	1,955,944
Interfund receivables (payables)	(4,661)		(144,980)	149,641	
Investment sales, pending settlement	113,947		216,309	61,033	391,289
TOTAL ASSETS	108,408,677	12,293,559	46,867,059	145,055,312	312,624,607
LIABILITIES—Investment purchases, pending settlement	(1,787,029)		(1,010)	(410,397)	(2,198,436)
NET ASSETS AVAILABLE FOR BENEFITS	$ 106,621,648	$12,293,559	$46,866,049	$ 144,644,915	$310,426,171

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
ASSETS:	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
Investments:					
At fair value:					
Lubrizol common stock	$ 9,423,841	$ 15,386,895	$ 56,822,921	$ -	$ 81,633,657
Investment funds	69,586,607			105,385,615	174,972,222
U.S. Government securities	348,811				348,811
Other common stocks	24,823,967				24,823,967
Other investments	3,333,232				3,333,232
Short-term investments	23,951,373	96	919,570	25,790	24,896,829
Participant loans				4,579,470	4,579,470
At contract value—guaranteed investment contracts and related funds				31,609,757	31,609,757
Total investments	131,467,831	15,386,991	57,742,491	141,600,632	346,197,945
Contribution receivable	3,177,722				3,177,722
Accrued income receivable	2,160,228	25	884	148,424	2,309,561
Interfund receivables (payables)	(239,297)		90,966	148,331	
Investment sales, pending settlement	94,549			111,117	205,666
TOTAL ASSETS	136,661,033	15,387,016	57,834,341	142,008,504	351,890,894
LIABILITIES—Investment purchases, pending settlement	(5,492,150)		(720,500)	(260,237)	(6,472,887)
NET ASSETS AVAILABLE FOR BENEFITS	$ 131,168,883	$ 15,387,016	$ 57,113,841	$ 141,748,267	$ 345,418,007

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ADDITIONS:					
Investment income (loss):					
Dividend income—Lubrizol common stock	$ 208,953	$ 430,174	$ 1,625,791	$ -	$ 2,264,918
Interest and other dividend income	2,741,731	603	6,884	2,914,293	5,663,511
Net depreciation in fair value of investments	(14,351,247)	(1,927,752)	(7,143,961)	(24,777,282)	(48,200,242)
Total investment loss	(11,400,563)	(1,496,975)	(5,511,286)	(21,862,989)	(40,271,813)
Contributions:					
Participants			1,648,699	11,720,730	13,369,429
Employer	4,321,763		2,522,424	185,263	7,029,450
Total additions	(7,078,800)	(1,496,975)	(1,340,163)	(9,956,996)	(19,872,934)
DEDUCTIONS—Distributions to participants	4,765,904	682,831	1,669,126	8,161,595	15,279,456
NET DECREASE PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN	(11,844,704)	(2,179,806)	(3,009,289)	(18,118,591)	(35,152,390)
INTERFUND TRANSFERS	(12,702,531)	(913,651)	(7,238,503)	20,854,685	
TRANSFER IN FROM MERGED PLAN				160,554	160,554
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR	(24,547,235)	(3,093,457)	(10,247,792)	2,896,648	(34,991,836)
NET ASSETS AVAILABLE FOR BENEFITS— December 31, 2001	131,168,883	15,387,016	57,113,841	141,748,267	345,418,007
NET ASSETS AVAILABLE FOR BENEFITS— December 31, 2002	$106,621,648	$12,293,559	$46,866,049	$144,644,915	$310,426,171

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2001

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ADDITIONS:					
Investment income (loss):					
Dividend income—Lubrizol common stock	$ 268,103	$ 496,382	$ 1,639,109	$ -	$ 2,403,594
Interest and other dividend income	6,922,040	561	19,534	3,080,173	10,022,308
Net appreciation (depreciation) in fair value of investments	(5,036,511)	4,558,470	14,320,436	(13,114,174)	728,221
Total investment income (loss)	2,153,632	5,055,413	15,979,079	(10,034,001)	13,154,123
Contributions:					
Participants			1,706,605	10,697,010	12,403,615
Employer	3,177,722		2,469,294	(25,657)	5,621,359
Total additions	5,331,354	5,055,413	20,154,978	637,352	31,179,097
DEDUCTIONS—Distributions to participants	16,034,251	1,669,674	2,622,388	10,938,282	31,264,595
NET INCREASE (DECREASE) PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN	(10,702,897)	3,385,739	17,532,590	(10,300,930)	(85,498)
INTERFUND TRANSFERS	(23,493,409)	(1,947,481)	(1,195,242)	26,636,132	
TRANSFER IN FROM MERGED PLAN				1,379,928	1,379,928
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR	(34,196,306)	1,438,258	16,337,348	17,715,130	1,294,430
NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2000	165,365,189	13,948,758	40,776,493	124,033,137	344,123,577
NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2001	$131,168,883	$15,387,016	$57,113,841	$141,748,267	$345,418,007

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the "Company" or "Plan Sponsor") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

On July 2, 2002, the net assets of $160,554 of the Kabo Employee Retirement Plan, a plan of a recently acquired wholly-owned subsidiary of the Company, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plans. On May 2, 2001, the net assets of $1,379,932 of the Ross Chem, Inc. 401(k) Plan, a plan of a wholly-owned subsidiary, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plans.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by a bank acting as Trustee. The Plan agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Effective February 1, 2003, the Plan's trustee changed from Key Bank to State Street Bank and the Plan's recordkeeper changed from Key Bank to CitiStreet.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee of the Plan, whose duties relate to investment oversight of the General Fund and include a review of the general investment policy and procedures of the Trustee and performance of various investment managers.

Participation and Contributions—All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

Eligible employees may elect a base salary deduction ranging from 1% to 18% (16% for highly compensated employees), subject to the limitations of the Internal Revenue Code, and to have such amount contributed to the Plan as a before-tax contribution ("CODA Contribution"). The Company contributes a matching contribution to the Plan in an amount equal to 50% of an employee's CODA Contributions up to 4% of the employee's base salary.

Eligible employees may also make contributions ranging from 1% to 18% (16% for highly compensated employees) of their base salary on an after-tax basis ("Supplemental Contribution"), provided that the total of an employee's CODA and Supplemental Contributions do not exceed 18% (16% for highly compensated employees). CODA and matching contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan. Supplemental Contributions are made on an after-tax basis and are therefore included in the participants' taxable income in the period of contribution. For purposes of allocating Plan contributions, compensation is limited to a maximum of $200,000 for 2002 and $170,000 for 2001.

Effective October 1, 2002, the Plan was amended to allow eligible employees to make catch-up contributions. Any employee who turned at least age 50 during 2002 was eligible to elect to make an additional before-tax contribution of up to $1,000 in 2002 if they met one of the following conditions:

a. Elected to make before-tax contributions of 18% of eligible compensation or 16% for highly compensated employees, or

b. Contributed at least $11,000 for the Plan year.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan ("Profit Sharing Contributions"). Profit Sharing Contributions are determined by the Board of Directors of the Company and are allocated to each participant's profit sharing account based upon year end compensation of the employee, as defined in the Plan document. For purposes of allocated Profit Sharing Contributions, compensation is limited to the annual maximum set by the Internal Revenue Service. In addition, income from investments, gains or losses on sales of investments, and appreciation or depreciation in the market value of investments are allocated daily to participants' accounts.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment of Contributions—Participants elect investment of their CODA Contributions and Supplemental Contributions in one or more of the Plan's eleven investment funds (excludes the General Fund, the Profit Sharing Lubrizol Stock Fund and the Participant Loan Fund) in 1% increments. Effective July 1, 2002, all participants, regardless of age or vested ownership percentage, are now able to direct the investment of the Company matching contributions made to their account into any of the 401(k) investment funds. Employees are able to reallocate existing match balances and/or change the investment direction of future Company matching contributions. If an employee does not make an investment election regarding Company matching contributions, they will be invested in the 401(k) Lubrizol Stock Fund. Prior to July 1, 2002, all matching contributions were automatically invested in the Lubrizol Stock Fund with the exception that a participant who was at least 55 years old may have elected to invest this contribution in 1% increments in the other available investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA and Supplemental Contributions among the available investment funds in increments of 1% of the total amount to be reallocated once daily. All Profit

Sharing Contributions are automatically invested in the General Fund. A participant may elect once daily to reallocate a portion or all of their account attributable to Profit Sharing Contributions from the General Fund to one or more of the other available investment funds.

Vesting and Distributions—Each participant is immediately and fully vested in all CODA and Supplemental Contributions and earnings thereon. Participants vest in matching contributions and their beneficial interest in Profit Sharing Contributions at a rate of 20% for each full year of eligible service and become completely vested after five years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability.

Effective in 2002, employees who invest in the 401(k) Lubrizol Stock Fund or the Profit Sharing Lubrizol Stock Fund may elect to have the dividends reinvested in Lubrizol common stock or paid in cash. Participants must make the election to receive cash prior to the dividend payment date for the calendar quarter in which the dividend will be paid.

Participants may request voluntary withdrawals of their Supplemental Contributions only once every six months, excluding hardship withdrawals. Participants may also apply for hardship withdrawals from their CODA Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Employee Benefits Administrative Committee, or request of an in-service distribution upon attainment of age 59-1/2. Participants taking a hardship withdrawal must elect the dividend payment option. When a participant's employment terminates, his or her vested account balances will be distributed in a single lump sum.

Participant Loans—The Plan provides for a participant loan option. The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, rollover and vested matching contribution accounts or 100% of the value of their CODA and rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant's account. The repayment period may not be more than five years, except for loans issued to purchase a principal residence, which may be repaid within 15 years.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2002 and 2001, Company contributions were reduced by approximately $60,000 and $125,000, respectively, from forfeited nonvested accounts.

2. DESCRIPTION OF THE INVESTMENT FUNDS

The Plan provides for the establishment of the General Fund, the Profit Sharing Lubrizol Stock Fund, a Participant Loan Fund, and at least three other investment alternatives. The 401(k) portion of the Plan currently offers eleven investment alternatives to participants. The Plan maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

Profit Sharing Funds:

The General Fund holds all profit sharing contributions made by the Company, except for those pre-1983 contributions, which individuals have chosen to leave in Lubrizol common stock in the Profit Sharing Lubrizol Stock Fund. Cash dividends on shares in the Profit Sharing Lubrizol Stock Fund are transferred to the individual's General Fund account balance. The General Fund invests in a variety of domestic and international equities, real estate, fixed income instruments, and Lubrizol common stock.

The Profit Sharing Lubrizol Stock Fund assets are invested in common shares of the Company. No contributions are made to this fund. All cash dividends are used to repurchase additional shares of Lubrizol stock. Distributions from this fund are in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund have a one way option to transfer all or any part of their beneficial interest to the General Fund at any time.

401(k) Funds:

The Stable Value Fund invests in a portfolio of high quality fixed income instruments which may include government and corporate bonds, investment contracts issued by banks, insurance and other financial companies, and other fixed income obligations intended to provide a stable rate of return while seeking to preserve principal value.

The Core Bond Fund invests in an actively managed collective trust fund, the One Group Bond Fund A, which invests in fixed income instruments including U.S. Government and agency securities, investment grade corporate bonds and mortgage- and asset-backed securities.

The Balanced Fund invests in an actively managed collective trust fund, the American Funds American Balanced Fund, which invests in a broadly diversified portfolio of securities from the domestic equity and fixed income markets.

The Large Cap Value Fund invests in an actively managed collective trust fund, the Victory Value Fund A, which invests in equity securities believed to be undervalued.

The Equity Index Fund invests in an index fund, the EB Equity Index Fund, maintained by the Trustee as part of a collective trust fund which invests in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index.

The Small-Mid Cap Value Fund invests in an actively managed collective trust fund, the Dreyfus Mid Cap Value Fund, which invests in equity securities of companies with market capitalizations between $400 million and $4 billion and are believed to be undervalued.

The Equity Growth Fund invests in an actively managed collective trust fund, the Legg Mason Value Fund FI, which invests in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

The International Equity Fund invests in an actively managed collective trust fund, the American Funds EuroPacific Growth Fund A, which invests in a diversified portfolio of common stocks and other securities of companies based outside the United States, primarily in large industrial nations.

The Small-Mid Cap Growth Fund invests in an actively managed collective trust fund, the Franklin Small-Mid Cap Growth Fund A, which invests primarily in a diversified portfolio of common stocks of small size domestic companies with market capitalizations of less than $1.5 billion.

The Technology Fund invests in an actively managed collective trust fund, the PIMCO Innovation Fund A, which invests in equity securities of companies which develop or use innovative technologies or which provide or service such technologies, as determined by the fund's investment manager. Fund investments are concentrated in the technology sector with holdings in telecommunications, internet, software, computer, semiconductor, services, biotechnology, and networking companies.

The Lubrizol Stock Fund consists of common shares of the Company and temporary investments in the Trustee's Victory Institutional Money Market Fund.

The Participant Loan Fund consists of investments in loans to Plan participants in accordance with the Plan provisions.

Participant distributions from the Stable Value Fund, Core Bond Fund, Balanced Fund, Large Cap Value Fund, Equity Index Fund, Small-Mid Cap Value Fund, Equity Growth Fund, International Equity Fund, Small-Mid Cap Growth Fund, and Technology Fund are paid in cash; amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund are paid in the form of common shares of the Company or their cash equivalent at the election of the participant or their beneficiary. Distributions from the General Fund are paid in cash or, at the participant's election, partially in cash and common shares of the Company, as provided in the Plan.

The value of all funds and the interests of participants under each fund are calculated on a daily basis (based on the best information available, which may include estimated values).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at market value except for guaranteed investment contracts, which are reported at contract value. Investments stated at market value are valued using quoted market prices or at values determined by the Trustee based on the market values of the underlying investments. Guaranteed investment contracts are stated at values equivalent to cost plus reinvested interest. Employee loans are stated at cost, which approximates fair market value.

Tax Exempt Status—The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Expenses—Expenses in connection with administration of the Plan have been paid by the Company.

4. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

	December 31	
	2002	2001
The Lubrizol Corporation, common stock, 2,110,686 and 2,326,408 shares, respectively	$64,375,924 *	$81,633,657 *
Investment funds:		
Key Trust Company of Ohio, N.A., EB Equity Index Fund, 582,810 and 612,536 units, respectively	35,570,658	48,093,343
DFA Investment Trust Company, DFA US 6/10 Value PTFL, 1,052,356 shares	16,174,709	
Evergreen International Growth, 2,858,186 shares	16,891,881	
Key Trust Company of Ohio, N.A., Pimco Total Return Mutual Fund, 1,509,079 shares	16,101,871	
Short-term investment:		
Key Trust Company of Ohio, N.A., Victory Institutional Money Market Fund		22,200,497 *
Key Trust Company of Ohio, N.A., Victory Institutional Money Market Fund		25,790
		22,226,287
Guaranteed investment contracts and related funds— Metropolitan Life Insurance Co., Intermediate Duration Fund	46,318,590	31,609,757

* Non-participant directed

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31	
	2002	2001
Lubrizol common stock	$(10,189,855)	$ 21,562,508
Investment funds	(34,516,105)	(21,742,829)
U.S. Government securities and corporate bonds	3,289	(1,973)
Other common stocks	(3,215,012)	798,524
Other investments	(282,559)	111,991
Total	$(48,200,242)	$ 728,221

5. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into an investment contract issued by an insurance company including a synthetic investment contract. The synthetic contract includes assets placed in a third-party fund and a related wrapper contract that provides that Plan transactions must be executed at contract value. The contracts are included in the Plan's Stable Value Fund at contract value as reported by the Trustee. Fair value of the investment contract is $47,835,941 and $32,039,193 as of December 31, 2002 and 2001, respectively. The fund is credited with earnings and charged for Plan withdrawals and administrative expenses charged by the insurance company. Contract value represents contributions made under the contract, plus stated earnings, less plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is reset quarterly. The contract's crediting interest rate was 4.65% and 5.35% at December 31, 2002 and 2001, respectively. The fund's return on the investment contract during 2002 and 2001 was 5.0% and 5.5%, respectively. The contract has no specified maturity date.

6. TRANSACTIONS IN PLAN SPONSOR SECURITIES

The General Fund, the Profit Sharing Lubrizol Stock Fund and the 401(k) Lubrizol Stock Fund invest in shares of common stock of the Company. During the years ended December 31, 2002 and 2001, 581,613 and 641,686 shares, respectively, of Lubrizol common stock at a cost of $18,564,670 and $20,345,765, respectively, were purchased by the Plan. All purchased shares were acquired at the then current market value on the open market.

In addition, during the years ended December 31, 2002 and 2001, the Plan sold or distributed to participants 797,535 and 693,140 shares, respectively, of Lubrizol common stock and received proceeds of $27,749,831 and $18,484,366, respectively.

7. PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all employer contributions made on their behalf.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	General Fund			
	Company Common Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 174,493 Shares	$ 5,070,352	$ 5,322,037
	Investment Funds:			
	DFA Investment Trust Company	DFA US 6/10 Value PTFL - 1,052,356 Shares	19,449,869	16,174,709
	Morgan Guaranty Trust	Liquidity Fund - 1,065 Shares	1,065	1,065
	Morgan Guaranty Trust	Mgt-JPM Special Situation - 1,975 Shares	1,499,163	1,605,347
	Morgan Guaranty Trust	Mgt-JPM Strategic Property - 6,309 Shares	5,280,573	5,592,067
	Mellon Bank, N.A.	EB Daily Liquidity Stock Index - 40,269 Shares	9,668,740	7,545,686
	Morgan Stanley	Emerging Markets Mutual Fund - 223,630 Shares	3,090,096	2,267,611
	Evergreen	Evergreen International Growth - 2,858,186 Shares	18,843,275	16,891,881
	Key Trust Company of Ohio, N.A.	Pimco Total Return Mutual Fund- 1,509,079 Shares	15,549,912	16,101,871
	Total Investment Funds		73,382,693	66,180,237
	Common Stock:			
	Abercrombie & Fitch Co	Common Stock - 2,600 Shares	52,025	53,196
	Accredo Health	Common Stock - 4,650 Shares	144,850	163,913
	Adaptec Inc	Common Stock - 10,000 Shares	58,978	56,500
	ADC Telecommunications	Common Stock - 12,400 Shares	16,180	25,916
	ADC Telecommunications	Common Stock - 59,020 Shares	77,190	123,352
	Adolor Corp	Common Stock - 2,850 Shares	40,642	39,644
	Advanced Fibre Communications	Common Stock - 5,750 Shares	82,739	95,910
	Aetna Inc	Common Stock - 5,600 Shares	194,600	230,272
	Affiliated Managers Group Inc	Common Stock - 2,400 Shares	106,080	120,720
	Alexandria Real Estate Equities	Common Stock - 1,600 Shares	64,143	68,160
	Alliance Data Systems corp	Common Stock - 5,650 Shares	94,708	100,118
	AMBAC Finl Group Inc	Common Stock - 1,460 Shares	81,193	82,110
	American Electric Power Inc	Common Stock - 11,900 Shares	490,083	325,227
	Amex Technology Select Index	Common Stock - 19,400 Shares	290,754	287,120
	Amsurg Corp	Common Stock - 1,700 Shares	33,388	34,730
	Andrx Group	Common Stock - 3,800 Shares	51,435	55,746
	Ann Taylor Stores Corp	Common Stock - 3,100 Shares	71,191	63,302
	Anteon International Corp	Common Stock - 3,700 Shares	101,456	88,800
	AON Corp	Common Stock - 11,530 Shares	244,663	217,802
	Applebees Intl Inc	Common Stock - 2,500 Shares	54,051	57,978
	Armor Holdings Inc	Common Stock - 3,600 Shares	53,551	49,572
	Arrow Electrs Inc	Common Stock - 3,500 Shares	95,213	44,765
	Ashland Inc	Common Stock - 3,700 Shares	158,480	105,560
	Autodesk Inc	Common Stock - 4,500 Shares	59,167	64,350
	Avnet Inc	Common Stock - 6,400 Shares	163,758	69,312
	Bank of America Corp	Common Stock - 6,300 Shares	333,131	438,290
	Bank One Corp	Common Stock - 1,800 Shares	68,723	65,790
	Bearingpoint Inc	Common Stock - 6,900 Shares	58,382	47,610
	Becton Dickinson & Co	Common Stock - 3, 515 Shares	103,269	107,875
	BellSouth Corp	Common Stock - 10,300 Shares	229,187	266,460
	Big Lots Inc	Common Stock - 18,150 Shares	267,742	240,125
	Black Box Corp	Common Stock - 1,300 Shares	46,472	58,240
	Bok Finl Corp	Common Stock - 2,800 Shares	92,032	90,692
	Boston Beer Inc	Common Stock - 7,450 Shares	105,770	106,535
	Boston Private Bancorp Inc	Common Stock - 3,100 Shares	58,413	61,566
	Brady Corp	Common Stock - 3,500 Shares	110,102	116,725
	Burlington Northern Santa Fe	Common Stock - 12,000 Shares	293,593	312,120
	Burlington Resources Inc	Common Stock - 3,350 Shares	132,556	142,878

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Cabot Microelectronics Corp	Common Stock - 1,800 Shares	86,905	84,960
	California Pizza Kitchen Inc	Common Stock - 3,450 Shares	87,060	86,940
	Carlisle Cos Inc	Common Stock - 5,495 Shares	200,798	227,383
	CBL & Assoc Pptys Inc	Common Stock - 1,700 Shares	61,242	68,085
	CBRL Group Inc	Common Stock - 8,495 Shares	196,455	255,954
	Celgene Corp	Common Stock - 3,100 Shares	50,142	66,557
	Cell Genesys Inc	Common Stock - 2,800 Shares	35,651	31,223
	Central Pkg Corp	Common Stock - 4,950 Shares	103,259	93,357
	Cerus Corp	Common Stock - 1,500 Shares	35,940	32,250
	Charles River Laboratories Intl	Common Stock - 2,600 Shares	103,976	100,048
	Chubb Corp	Common Stock - 7,500 Shares	442,666	391,500
	Cigna Corp	Common Stock - 3,100 Shares	133,343	127,472
	Cinergy Corp	Common Stock - 6,100 Shares	164,944	205,692
	City Natl Corp	Common Stock - 2,500 Shares	115,394	109,975
	Claire's Stores Inc	Common Stock - 2,300 Shares	56,151	50,760
	Community First Bankshares Inc	Common Stock - 2,100 Shares	55,720	55,566
	Computer Sciences Corp	Common Stock - 3,695 Shares	109,120	127,293
	Conceptus Inc	Common Stock - 3,600 Shares	53,861	43,128
	Connetics Corp	Common Stock - 8,800 Shares	97,704	105,775
	Conocophillips	Common Stock - 12,000 Shares	522,138	580,680
	Constellation Energy Group	Common Stock - 7,200 Shares	165,120	200,304
	Cooper Cameron Corp	Common Stock - 1,200 Shares	51,449	59,784
	Cooper Cos Inc	Common Stock - 3,300 Shares	89,703	82,566
	Cooper Industries LTD	Common Stock - 2,900 Shares	124,825	105,705
	Corning Inc	Common Stock - 33,700 Shares	107,799	111,547
	Corporate Executive Board Co	Common Stock - 1,200 Shares	35,372	38,304
	Countryqwide Financial Corp	Common Stock - 3,010 Shares	147,065	155,467
	Covance Inc	Common Stock - 4,400 Shares	85,348	108,196
	Coventry Health Care Inc	Common Stock - 2,900 Shares	87,479	84,187
	Crown Cork & Seal Inc	Common Stock - 9,100 Shares	201,739	72,345
	CSX Corp	Common Stock - 11,000 Shares	467,081	311,410
	Cti Molecular Imaging Inc	Common Stock - 4,100 Shares	101,575	101,105
	Cullen Frost Bankers Inc	Common Stock - 2,500 Shares	83,959	81,750
	Cumulus Media Inc	Common Stock - 3,400 Shares	57,690	50,422
	CVB Financial Corp	Common Stock - 3,200 Shares	69,555	81,376
	Cymer Inc	Common Stock - 2,200 Shares	57,327	70,950
	Dana Corp	Common Stock - 6,700 Shares	132,973	78,792
	Delta & Pine LD co	Common Stock - 2,750 Shares	56,125	56,128
	Dial Corp New	Common Stock - 10,850 Shares	231,545	221,015
	Dionex Corp	Common Stock - 7,170 Shares	186,643	212,734
	Dollar Gen Corp	Common Stock - 6,870 Shares	94,364	82,097
	Dollar Tree Stores Inc	Common Stock - 4,300 Shares	98,125	105,650
	Dover Corp	Common Stock - 3,110 Shares	83,907	90,688
	Dow Chem Co	Common Stock - 10,900 Shares	324,427	323,730
	E Piphany Inc	Common Stock - 14,700 Shares	65,501	61,299
	Eastman Chemical Cp	Common Stock - 4,200 Shares	234,371	154,434
	EDO Corp	Common Stock - 4,700 Shares	90,932	97,666
	Emmis Communications Inc	Common Stock - 2,600 Shares	58,166	54,158
	Energy East Corp	Common Stock - 2,600 Shares	53,347	57,434
	Entegris Inc	Common Stock - 11,900 Shares	70,860	122,570
	Essex Ppty Tr Inc	Common Stock - 1,150 Shares	57,161	58,478
	Ethan Allen Interiors Inc	Common Stock - 2,600 Shares	81,317	89,362
	Evergreen Resources Inc	Common Stock - 1,300 Shares	52,225	58,305

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Exact Sciences Corp	Common Stock - 4,900 Shares	68,463	53,067
	Fairmont Hotels & Resorts Inc	Common Stock - 4,600 Shares	106,245	108,330
	Fannie Mae	Common Stock - 3,700 Shares	256,186	238,020
	Federal Signal Corp	Common Stock - 10,770 Shares	200,524	209,153
	Financial Fed Corp	Common Stock - 2,050 Shares	58,957	51,517
	Finish Line Inc	Common Stock - 7,600 Shares	76,453	80,180
	First Community Bancorp	Common Stock - 3,600 Shares	102,694	118,552
	First Midwest Bancorp	Common Stock - 2,800 Shares	73,112	74,788
	FleetBoston Financial Corp	Common Stock - 7,300 Shares	273,364	177,390
	Foundry Networks Inc	Common Stock - 10,500 Shares	55,316	73,920
	FTI Consulting Inc	Common Stock - 1,500 Shares	52,054	60,225
	Fulton Finl Corp PA	Common Stock - 6,400 Shares	117,370	113,024
	Genuine Parts Co	Common Stock - 8,300 Shares	247,801	255,640
	Georgia PAC Corp	Common Stock - 2,000 Shares	49,388	32,320
	Glaxosmithkline PLC	Common Stock - 3,000 Shares	114,462	112,380
	Golden West Finl Corp	Common Stock - 3,300 Shares	206,442	236,973
	Goodyear Tire & Rubber Co	Common Stock - 1,000 Shares	55,152	6,810
	Grey Wolf Inc	Common Stock - 14,500 Shares	58,053	57,855
	Haemonetics Corp	Common Stock - 5,210 Shares	117,429	111,807
	Harte-Hanks Inc	Common Stock - 7,470 Shares	139,384	139,465
	Hasbro Inc	Common Stock - 15,380 Shares	173,845	177,639
	Health Net Inc.	Common Stock - 3,600 Shares	74,481	95,040
	Heartland Express Inc	Common Stock - 2,700 Shares	50,547	61,860
	Henry Schein Inc	Common Stock - 2,700 Shares	145,677	121,500
	Hewlett Packard Co	Common Stock - 35,300 Shares	638,983	612,808
	Hubbell Inc	Common Stock - 6,125 Shares	180,743	215,233
	ICU Med Inc	Common Stock - 1,800 Shares	65,775	67,140
	ILEX Oncology Inc	Common Stock - 6,400 Shares	46,169	45,184
	IMS Health Inc	Common Stock - 9,270 Shares	139,231	148,320
	Ingram Micro Inc	Common Stock - 12,000 Shares	160,769	148,200
	Integrated Circuit Systems Inc	Common Stock - 5,300 Shares	78,922	96,725
	Intermune Inc	Common Stock - 2,350 Shares	81,010	59,949
	Internet Security Systems Inc	Common Stock - 3,500 Shares	55,046	64,155
	Intersil Corp	Common Stock - 5,000 Shares	75,327	69,700
	Iron Mountain Inc	Common Stock - 3,800 Shares	93,746	125,438
	J Jill Group Inc	Common Stock - 2,300 Shares	45,055	32,154
	Jacobs Engr Group Inc	Common Stock - 3,450 Shares	105,530	122,820
	Jefferies Group Inc	Common Stock - 1,350 Shares	58,116	56,660
	K V Pharmaceutical Co	Common Stock - 2,500 Shares	56,906	58,000
	Key Energy Services Inc	Common Stock - 11,650 Shares	105,541	104,500
	Kroll Inc	Common Stock - 2,900 Shares	56,899	55,332
	Kronos Inc	Common Stock - 800 Shares	22,408	29,592
	Lam Resh Inc	Common Stock - 4,900 Shares	56,518	52,920
	Lear Corp	Common Stock - 1,000 Shares	36,869	33,280
	Lehman Bros Hldgs Inc	Common Stock - 4,000 Shares	195,536	213,160
	Lin TV Corp	Common Stock - 3,600 Shares	84,925	87,660
	Lindsay Mfg Co	Common Stock - 3,550 Shares	85,944	75,970
	Linens N Things Inc	Common Stock - 2,500 Shares	45,645	56,500
	Liz Claiborne Inc.	Common Stock - 5,600 Shares	113,749	166,040
	Lyondell Chemical Co	Common Stock - 2,900 Shares	60,488	36,656
	Magna Intl Inc	Common Stock - 1,200 Shares	65,231	67,380
	Mantech International Corp	Common Stock - 5,800 Shares	120,447	110,606
	Martek Biosciences Corp	Common Stock - 4,300 Shares	68,544	107,672

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Marvell Technology Group LTD	Common Stock - 4,150 Shares	58,367	78,269
	Maximus Inc	Common Stock - 2,700 Shares	69,044	70,470
	May Dept Stores Co	Common Stock - 6,500 Shares	192,271	149,370
	MBIA Inc	Common Stock - 4,030 Shares	167,340	176,756
	Meadwestvaco Corp	Common Stock - 14,300 Shares	380,033	353,353
	MetLife Inc	Common Stock - 10,300 Shares	236,566	278,512
	Millennium Chemicals Inc	Common Stock - 4,200 Shares	88,661	39,984
	Mills Corp	Common Stock - 1,600 Shares	45,046	46,944
	Monsanto Co	Common Stock - 6,700 Shares	100,655	128,975
	National City Corp	Common Stock - 8,300 Shares	216,588	226,756
	Neurocrine Biosciences Inc	Common Stock - 1,500 Shares	60,502	68,490
	New York Community Bancorp Inc	Common Stock - 4,000 Shares	111,843	115,520
	Nicor Inc	Common Stock - 3,910 Shares	112,839	133,057
	Norfolk Southern Corp	Common Stock - 28,200 Shares	584,543	563,718
	Nortel Networks Corp	Common Stock - 74,300 Shares	123,593	119,623
	NPS Pharmaceuticals Inc	Common Stock - 3,600 Shares	87,959	90,612
	Occidental Pete Corp Del	Common Stock - 10,700 Shares	186,236	304,415
	Orthofix Intl N V	Common Stock - 2,800 Shares	73,037	78,817
	Owens Ill Inc	Common Stock - 7,500 Shares	174,658	109,350
	Pacificare Health Sys Del	Common Stock - 2,100 Shares	113,467	59,010
	Pall Corp	Common Stock - 8,590 Shares	140,608	143,280
	Panera Bread Co	Common Stock - 1,600 Shares	45,263	55,696
	Parametric Technology Corp	Common Stock - 89,200 Shares	171,630	224,784
	Patina Oil & Gas Corp	Common Stock - 1,800 Shares	52,777	56,970
	Patterson-Uti Energy Inc	Common Stock - 1,950 Shares	50,716	58,832
	Pepsiamericas Inc	Common Stock - 6,450 Shares	94,003	86,624
	Performance Food Group Co	Common Stock - 1,650 Shares	58,104	56,032
	Pharmaceutical Prod Dev Inc	Common Stock - 1,600 Shares	41,560	46,832
	Pharmacia Corp	Common Stock - 3,100 Shares	136,347	129,580
	Philadelphia Cons Hldg corp	Common Stock - 2,700 Shares	87,594	95,580
	Philip Morris Cos Inc	Common Stock - 8,100 Shares	165,861	328,293
	Platinum Underwriters Hldgs LTD	Common Stock - 2,400 Shares	58,397	63,240
	Pnm Resources Inc	Common Stock - 3,550 Shares	84,782	84,560
	Polo Ralph Lauren Corp	Common Stock - 3,500 Shares	68,703	76,160
	PPL Corp	Common Stock - 5,500 Shares	169,394	190,740
	Prima Energy Corp	Common Stock - 2,400 Shares	55,926	53,664
	Principal Financial Group	Common Stock - 3,890 Shares	108,587	117,206
	Protein Design Labs Inc	Common Stock - 4,800 Shares	37,788	40,800
	Quantum Corp-DLT Storage Sys Grp	Common Stock - 10,600 Shares	158,023	28,302
	Quicksilver Resources Inc	Common Stock - 2,700 Shares	51,038	60,560
	Qwest Communications Intl Inc.	Common Stock - 49,300 Shares	515,863	246,500
	Regeneron Pharmaceuticals	Common Stock - 2,200 Shares	47,783	40,722
	Republic Services Inc	Common Stock - 6,200 Shares	123,051	130,076
	Respironics Inc	Common Stock - 2,600 Shares	81,148	79,120
	Riverstone Networks Inc	Common Stock - 15,800 Shares	32,069	33,496
	Ruby Tuesday Inc	Common Stock - 4,850 Shares	87,522	83,857
	Salem Communications Corp	Common Stock - 4,400 Shares	100,219	109,868
	SBC Communications Inc	Common Stock - 10,700 Shares	222,364	290,077
	Schering Plough Corp	Common Stock - 7,800 Shares	177,098	173,160
	Scholastic Corp	Common Stock - 2,250 Shares	104,953	80,888
	School Specialty Inc	Common Stock - 3,650 Shares	92,119	72,927
	Scios Inc	Common Stock - 2,550 Shares	68,852	83,079
	Sears Roebuck & Co	Common Stock - 5,400 Shares	167,279	129,330

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Select Medical Corp	Common Stock - 6,500 Shares	84,029	87,685
	Sempra Energy	Common Stock - 9,500 Shares	179,732	224,675
	Semtech Corp	Common Stock - 2,900 Shares	33,103	31,726
	Silicon Laboratories Inc	Common Stock - 2,000 Shares	51,337	38,160
	Six Flags Inc	Common Stock - 5,450 Shares	35,262	31,120
	Skyworks Solutions Inc	Common Stock - 4,900 Shares	58,830	42,238
	Smurfit Stone Container Corp	Common Stock - 14,700 Shares	213,753	226,248
	Snap On Inc	Common Stock - 7,860 Shares	185,770	220,945
	Solectron Corp	Common Stock - 17,089 Shares	188,728	60,666
	Sourcecorp	Common Stock - 4,570 Shares	97,901	84,956
	Southwest Bancorporation Tex	Common Stock - 2,900 Shares	81,010	83,549
	Sprint Corp Fon Group	Common Stock - 2,300 Shares	31,347	33,304
	Steelcase Inc	Common Stock - 22,500 Shares	231,325	246,600
	Stericycle Inc	Common Stock - 3,350 Shares	113,709	108,470
	Supervalu Inc.	Common Stock - 4,600 Shares	92,156	75,946
	Tech Data Corp	Common Stock - 2,600 Shares	73,361	70,096
	Tekelec	Common Stock - 3,650 Shares	33,542	38,143
	Tellabs Inc.	Common Stock - 12,600 Shares	165,941	91,602
	Tennant Co	Common Stock - 3,090 Shares	98,849	100,734
	Thomas & Betts Corp	Common Stock - 4,900 Shares	145,514	82,810
	Tibco Software Inc	Common Stock - 12,000 Shares	80,721	74,160
	TMP Worldwide Inc	Common Stock - 4,250 Shares	62,147	48,068
	Tommy Hilfiger Corp	Common Stock - 29,060 Shares	247,385	201,967
	Torchmark Corp	Common Stock - 2,000 Shares	85,240	73,060
	Toro Co	Common Stock - 1,050 Shares	67,846	67,095
	Trimeris Inc	Common Stock - 1,400 Shares	63,648	60,438
	Triton Pcs Hldgs Inc	Common Stock - 9,300 Shares	37,263	36,549
	Ugi Corp New	Common Stock - 1,600 Shares	58,765	59,824
	United Nat Foods Inc	Common Stock - 2,300 Shares	52,368	58,305
	Unumprovident Corp	Common Stock - 7,500 Shares	141,810	131,550
	V F Corp	Common Stock - 4,200 Shares	99,916	151,410
	Valero Energy Corporation	Common Stock - 6,000 Shares	160,600	221,640
	Varco International Inc	Common Stock - 8,000 Shares	135,104	139,200
	Varian Semiconductor Equipment	Common Stock - 2,250 Shares	56,553	53,462
	Verisign Inc	Common Stock - 3,800 Shares	33,868	30,476
	Viad Corp	Common Stock - 8,160 Shares	168,900	182,376
	W Holding Co Inc	Common Stock - 4,300 Shares	77,051	70,563
	Wabtec Corp	Common Stock - 6,200 Shares	86,430	87,048
	Wachovia Corp	Common Stock - 11,400 Shares	331,748	415,416
	Washington Mut Inc.	Common Stock - 15,250 Shares	566,834	526,583
	Waste Connections Inc	Common Stock - 4,400 Shares	140,757	169,884
	Wendys Intl Inc	Common Stock - 1,980 Shares	68,470	53,599
	Werner Enterprises Inc	Common Stock - 3,100 Shares	66,128	66,743
	Western Digital Corp	Common Stock - 10,900 Shares	75,853	69,650
	Western Gas Resources Inc	Common Stock - 1,400 Shares	44,933	51,590
	Whirlpool Corp	Common Stock - 1,700 Shares	75,070	88,774
	Wilson Greatbatch Technologies	Common Stock - 3,100 Shares	84,898	90,520
	Wireless Facilities Inc	Common Stock - 5,800 Shares	37,122	34,858
	Wisconsin Energy Corp	Common Stock - 6,000 Shares	154,893	151,200
	XTO energy Inc	Common Stock - 2,050 Shares	42,241	50,635
	Yellow Corp	Common Stock - 3,800 Shares	107,546	95,726
	Zale Corp	Common Stock - 2,100 Shares	70,385	66,990
	Zale Corp	Common Stock - 7,100 Shares	216,479	226,490
	Zoll Med Corp	Common Stock - 800 Shares	27,234	28,536
	Total Common Stock		30,132,979	29,707,640

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Short-Term Investments:			
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	114,773	114,773
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	163	163
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	201,824	201,824
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	21,833	21,833
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	197,127	197,127
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	926	926
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	465,451	465,451
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	3	3
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	9,762	9,762
	Key Trust Company of Ohio, N. A.	Victory Institutional Money Market Fund	2	2
	Total Short-Term Investments		1,011,864	1,011,864
	Total General Fund		109,597,888	102,221,778
	Profit Sharing Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 403,060 Shares	3,662,497	12,293,330
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	199	199
	Total Company Stock Fund		3,662,696	12,293,529
	Stable Value Fund:			
	Synthetic Investment Contracts:			
	Metropolitan Life Insurance Co.	Intermediate Duration Fund	46,318,590	47,835,941
	Metropolitan Life Insurance Co.	Group Annuity Contract		(1,517,351)
	Total Synthetic Investment Contracts		46,318,590	46,318,590
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	25,512	25,512
	Total Stable Value Fund		46,344,102	46,344,102
	Balanced Fund—			
	American Funds Group	American Balanced Fund Inc - 964,621 Units	14,927,789	13,909,836
	Equity Index Fund—			
*	Key Trust Company of Ohio, N.A.	Victory DCS Equity Fund - 582,810 Units	30,805,103	35,570,658
	International Equity Fund—			
	American Funds Group	American Europacific Growth Fund - 421,260 Units	12,509,719	9,676,352
	Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 1,533,133 Shares	43,929,141	46,760,557
*	Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	34,862	34,862
	Total Company Common Stock Fund		43,964,003	46,795,419
	Equity Growth Fund—			
	LM Advisors	Legg Mason Value Trust Fund - 277,508 Shares	16,432,180	11,971,690
	Small-Mid Cap Growth Fund—			
	Franklin	Franklin Small-Mid Cap Growth Fund - 316,156 Units	9,789,512	6,939,626
	Small-Mid Cap Value Fund—			
	Dreyfus	Dreyfus Mid Cap Value Fund -357,280 Units	7,688,027	6,263,116
	Technology Fund—			
	PIMCO	PIMCO Innovation Fund A - 196,232 Units	2,520,398	2,113,418

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Value Fund—			
*	Key Trust Company of Ohio, N.A.	EB Equity Index Fund - 108,287 Units	1,182,922	1,041,724
	Core Bond Fund—			
	Bank One	One Group Bond Fund - 506,298 Units	5,560,933	5,630,037
	Participant Loan Fund—			
*	Loans to Participants	Various participant loans with interest rates ranging from 5.25% to 6.00%	5,184,326	5,184,326
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$310,169,598	$305,955,611

* Indicates a party-in-interest to the Plan.

(Concluded)

'HE LUBRIZOL CORPORATION EMPLOYEES' 'ROFIT SHARING AND SAVINGS PLAN

CHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
:IN 34-0367600—PLAN NO. 003
'EAR ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Assets	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
'eries of Transactions:								
Evergreen	Total International Growth Fund	$ 20,457,646		N/A	None	$ 20,457,646	$ 20,457,646	N/A
Evergreen	Total International Growth Fund		$ 1,600,000	N/A	None	1,614,371	1,600,000	$ (14,371)
The Lubrizol Corporation	Common Stock	20,113,368		N/A	$ 28,939	20,142,307	20,142,307	N/A
The Lubrizol Corporation	Common Stock		26,936,193	N/A	40,038	22,754,948	26,896,155	4,141,207
PIMCO Funds	Total Return Fund	8,759,631		N/A	None	8,759,631	8,759,631	N/A
PIMCO Funds	Total Return Fund		9,159,721	N/A	None	9,006,415	9,159,721	153,306
Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund	88,848,871		N/A	None	88,848,871	88,848,871	N/A
Key Trust Company of Ohio, N.A.	Victory Institutional Money Market Fund		109,117,752	N/A	None	109,117,752	109,117,752	None

NOTE - Reportable transactions are non-participant directed single transactions or a series of *non-participant* directed transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the *beginning* of the plan year.